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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                                  Impreso, Inc
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    45320V109
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                                 (CUSIP Number)

                       45 days after end of calender year
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45320V109

         1.       Names of Reporting Persons.

                  I.R.S. Identification Nos. of above persons (entities only).

                  The Sorokwasz Irrevocable Trust and Marshall D. Sorokwasz

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)

                  (b)

         3.       SEC Use Only

         4.       Citizenship or Place of Organization. United States

Number of          5.       Sole Voting Power 2,414,996
Shares
Beneficially       6.       Shared Voting Power 0
Owned by
Each Reporting     7.       Sole Dispositive Power 2,414,966
Person With
                   8.       Shared Dispositive Power 0

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  Marshall D. Sorokwasz 2,414,996

                  The Sorokwasz Irrevocable Trust 2,333,360

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X

         11.      Percent of Class Represented by Amount in Row (9) 45.75%

         12.      Type of Reporting Person (See Instructions)

                  IN, OO

CUSIP No. 45320V109

Item 1.

         (a)      Name of Issuer: Impreso, Inc

         (b) Address of Issuer's Principal Executive Offices: 652 Southwestern Blvd. Coppell, Tx

Item 2.

         (a) Name of Person Filing: Marshall D. Sorokwasz, and The Sorokwasz Irrevocable Trust

         (b)      Address of Principal Business Office or, if none, Residence:
                  652 Southwestern Blvd. Coppell, Texas

         (c) Citizenship: The trust was formed under the laws of the state of Texas. Mr. Sorokwasz is a United States citizen.

         (d)      Title of Class of Securities: Common Stock, $.01 par value

         (e)      CUSIP Number: 45320V109


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ITEM 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or
         240.13d-2(b) or (c), check whether the person filing is a: Not
         Applicable

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: As of December 31, 2002, the Trust and Mr. Sorokwasz, as Trustee of the Trust, beneficially owned 2,333,360 shares of Issuer's Common Stock. Mr. Sorokwasz owns individually 81,636 shares of Issuer's Common Stock. The amount beneficially owned by Mr. Sorokwasz does not include 38,415 shares owned by his spouse, and 16,250 shares owned by his spouse as custodian for his minor child, as to which Mr. Sorokwasz disclaims any beneficial ownership.

         (b)      Percent of class: 45.75%.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 2,414,996.

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 2,414,996

                  (iv) Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.  Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

ITEM 8.  Identification and Classification of Members of the Group

Not applicable

ITEM 9.  Notice of Dissolution of Group

Not applicable


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ITEM 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date: February 14, 2003

                                       Signature: /s/ Marshall D. Sorokwasz
                                                  ------------------------------

                                   Signature: /s/ Marshall D. Sorokwasz, Trustee
                                              ----------------------------------
                                          The Sorokwasz Irrevocable Trust